                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. ______________)*


                         Goodrich Petroleum Corporation
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   382410-10-8
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              Steven N. Machtinger
                             Hambrecht & Quist Group
                                 One Bush Street
                             San Francisco, CA 94104
-------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHRIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 27, 1999
-------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages

                                                             Page 2 of 13 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Hambrecht & Quist Guaranty Finance, LLC

-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) /X/
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States.

-------------------------------------------------------------------------------
                              5     SOLE VOTING POWER

     NUMBER OF SHARES               2,260,089
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------

                              6     SHARED VOTING POWER
                                    -0-
                            ---------------------------------------------------
                              7     SOLE DISPOSITIVE POWER

                                    2,260,089
                            ---------------------------------------------------

                              8     SHARED DISPOSITIVE POWER

                                    -0-
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,260,089
-------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*  / /

-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            30.2%

-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            CO

-------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                                                             Page 3 of 13 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Hambrecht & Quist California
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) /X/
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States.

-------------------------------------------------------------------------------
                              5     SOLE VOTING POWER

     NUMBER OF SHARES               2,260,089
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                              6     SHARED VOTING POWER
                                    -0-

                            ---------------------------------------------------
                              7     SOLE DISPOSITIVE POWER

                                    2,260,089

                            ---------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    -0-

-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,260,089

-------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*  / /

-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            30.2%

-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            CO

-------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                                                             Page 4 of 13 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Hambrecht & Quist Group
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) /X/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States.

-------------------------------------------------------------------------------

                              5     SOLE VOTING POWER

     NUMBER OF SHARES               2,260,089
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                              6     SHARED VOTING POWER

                                    -0-
                            ---------------------------------------------------
                              7     SOLE DISPOSITIVE POWER

                                    2,260,089
                            ---------------------------------------------------

                              8     SHARED DISPOSITIVE POWER

                                    -0-

-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,260,089

-------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*  / /

-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            30.2%

-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            CO

-------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                                                             Page 5 of 13 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel H. Case III

-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) /X/
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States.
-------------------------------------------------------------------------------
                              5     SOLE VOTING POWER

     NUMBER OF SHARES               434,311
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------

                              6     SHARED VOTING POWER

                                    2,364,062
                            ---------------------------------------------------
                              7     SOLE DISPOSITIVE POWER

                                    434,311

                            ---------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    2,364,062
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,798,373
-------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*  / /

-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            34.8%
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                                                             Page 6 of 13 Pages
-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Donald Campbell

-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) /X/
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States.

-------------------------------------------------------------------------------
                              5     SOLE VOTING POWER

     NUMBER OF SHARES               415,161
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                              6     SHARED VOTING POWER
                                    2,260,089

                            ---------------------------------------------------
                              7     SOLE DISPOSITIVE POWER
                                    415,161

                            ---------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    2,260,089
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,675,250

-------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*  / /

-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            33.8%
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*
            IN

-------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

                                                             Page 7 of 13 Pages


ITEM 1.  SECURITY AND ISSUER

          This statement covers shares of Common Stock ("Common Stock"), of Goodrich Petroleum Corporation (the "Issuer" or the "Company"). On September 27, 1999, the reporting persons purchased an aggregate of 37,332 units each consisting of: (i) $50.00 in principal of convertible promissory notes issued by Goodrich Petroleum Company, L.L.C. ("Goodrich-Louisiana") convertible into shares of the Issuer's Common Stock at the rate of $4.00 per share; (ii) $10.00 in principal in subordinated convertible promissory notes issued by Goodrich-Louisiana convertible into shares of the Issuer's Common Stock at the rate of $4.00 per share; (iii) $60.00 in principal in convertible promissory notes issued by Goodrich Petroleum Company-Lafitte, L.L.C. ("Goodrich-Lafitte") convertible into shares of the Issuer's Common Stock at the rate of $4.00 per share; (iv) three shares of Series A Preferred Units of Goodrich Louisiana with a liquidation preference of $10.00 and convertible into shares of the Issuer's Common Stock at the rate of $2.00 per share based on such preference; and (v) warrants to purchase a total of 33 shares of the Issuer's Common Stock. In addition, prior to the purchase of the units which resulting in the requirement of making this filing, certain of the reporting persons beneficially owned shares of Common Stock in the Issuer as set forth more fully in Item 5 below.

         The Issuer's principal executive offices are located at 333 Texas Street, Suite 1375, Shreveport, Louisana 71101.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b) and (c). The following information is given with respect to the persons filing this statement:

         HAMBRECHT & QUIST GROUP ("H&Q Group") is a publicly-held Delaware corporation formed in 1996 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its indirect subsidiary, Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q Group through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:


                                                                                        Principal
                                                                                       Occupation
Name                       Position                  Address                           (Business)
------                     --------                  -------                           ----------
Daniel H. Case III         Director, Chairman        One Bush Street                    Same as
                           and CEO                   San Francisco, CA                  Position
                                                     94104

William R.                 Director                  c/o Hambrecht & Quist              Same as
Timken                                               One Bush Street                    Position
                                                     San Francisco, CA
                                                     94104

Howard B.                  Director                  c/o Hambrecht & Quist              President of
Hillman                                              One Bush Street                    Auto-Trol
                                                     San Francisco, CA                  Technology
                                                     94104                              Corp.

William E.                 Director                  c/o Hambrecht & Quist              Founder,
Mayer                                                One Bush Street                    Development
                                                     San Francisco, CA                  Capital LLC
                                                     94104


                                                                   Page 8 of 13


William J. Perry           Director                  c/o Hambrecht & Quist              Professor,
                                                     One Bush Street                    Stanford
                                                     San Francisco, CA                  University
                                                     94104

David M.                   Chief Operating           One Bush Street                    Same as
McAuliffe                  Officer                   San Francisco, CA                  Position
                                                     94104

Patrick J. Allen           CFO                       One Bush Street                    Same as
                                                     San Francisco, CA                  Position
                                                     94104

Steven N.                  Secretary                 One Bush Street                    Same as
Machtinger                                           San Francisco, CA                  Position
                                                     94104


         HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), wholly owned by H&Q Group, is a California corporation formed in 1982 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC, in the investment banking and broker-dealer businesses, H&Q California is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q California are the following:


                                                                                        Principal
                                                                                       Occupation
Name                       Position                  Address                           (Business)
------                     --------                  -------                           ----------
Daniel H. Case III         Director, Chairman        One Bush Street                    Same as
                           and CEO                   San Francisco, CA                  Position
                                                     94104

William R.                 Director                  c/o Hambrecht & Quist              Same as
Timken                                               One Bush Street                    Position
                                                     San Francisco, CA
                                                     94104

Howard B.                  Director                  c/o Hambrecht & Quist              President of
Hillman                                              One Bush Street                    Auto-Trol
                                                     San Francisco, CA                  Technology
                                                     94104                              Corp.

William E.                 Director                  c/o Hambrecht & Quist              Founder,
Mayer                                                One Bush Street                    Development
                                                     San Francisco, CA                  Capital LLC
                                                     94104

William J. Perry           Director                  c/o Hambrecht & Quist              Professor,
                                                     One Bush Street                    Stanford
                                                     San Francisco, CA                  University
                                                     94104

David M.                   Chief Operating           One Bush Street                    Same as


                                                                   Page 9 of 13


McAuliffe                  Officer                   San Francisco, CA                  Position
                                                     94104

Patrick J. Allen           CFO                       One Bush Street                    Same as
                                                     San Francisco, CA                  Position
                                                     94104

Steven N.                  Secretary                 One Bush Street                    Same as
Machtinger                                           San Francisco, CA                  Position
                                                     94104


         HAMBRECHT & QUIST GUARANTY FINANCE LLC ("Guaranty Finance") is a California limited liability company with a principal office at One Bush Street, San Francisco, California 94104. Guaranty Finance provides secured asset-backed financings, bridge loans and mezzanine financings for emerging growth companies. The members of Guaranty Finance are H&Q California, Donald Campbell, Patricia Dugan Koel, Andrew Kahn, Lorraine Nield and Anne Retterer. Donald Campbell is Guaranty Finance's Chief Executive Officer.

         DANIEL H. CASE III is a United States citizen whose business address is One Bush Street, San Francisco, California 94104. His principal occupation is Chairman and Chief Executive Officer of Hambrecht & Quist LLC.

         DONALD CAMPBELL is a United States citizen whose business address is One Bush Street, San Francisco, California 94104. His principal occupation is as a consultant in business finance, in which he also serves as Chief Executive Officer of Hambrecht & Quist Guaranty Finance, LLC. However, Mr. Campbell is not an employee of any entity associated with Hambrecht & Quist Group and serves in his capacity as Chief Executive Officer as a consultant to Hambrecht & Quist Guaranty Finance, LLC. Mr. Campbell was named to the Company's Board of Directors effective September 15, 1999.

         (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All individuals referred to above are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The securities described above were purchased with the funds of the owners of the persons listed above.

ITEM 4.  PURPOSE OF THE TRANSACTION

The owners listed in Item 5 purchased the securities of the Company for general investment purposes. The owners listed in Item 5 may acquire additional securities of the Company, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Company.

         The owners listed in Item 5 have no present plans or proposals that relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board other than the appointment of Mr. Campbell, and the appointment of Michael Y. McGovern, who was a consultant to Hambrecht & Quist Guaranty Finance, LLC in regard to the investments described in Item 1, but who has no other association with any entity associated with Hambrecht & Quist Group;

         (d) any material change in the present capitalization or dividend policy of the Company (other than the change in the Company's capitalization resulting from the transactions discussed in this statement);

         (e) any other material change in the Company's business or corporate structure;

         (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Securities Exchange Act; or

         (i)      any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, there were 5,247,705 shares of Common Stock outstanding as of May 6, 1999. The following summarizes the shares of the Issuer owned by the reporting persons:

                           Number of
                           Shares of                 Percentage
  Investor                 Common Stock              of Class
  --------                 ------------              ---------
  H&Q Group                2,260,089                 30.2%
  H&Q California           2,260,089                 30.2%
  Guaranty Finance         2,260,089                 30.2%
  Daniel H. Case III       2,798,373                 34.8%
  Donald Campbell          2,675,250                 33.8%


         Guaranty Finance beneficially holds an aggregate of 2,260,089 shares of Common Stock as of the date hereof. The shares beneficially owned by Guaranty Finance include an aggregate of (i) 12,500 shares of Common Stock,
(ii) 94,500 shares of Series A Preferred Stock (convertible into 39,406 shares of Common Stock) and (iii) 114,496 shares of Series B Preferred Stock (convertible into 128,235 shares of Common Stock) owned by Guaranty Finance prior to the purchase of the units by the reporting persons that resulted in the requirement that this filing be made.

         The 2,260,089 shares of Common Stock beneficially owned by H&Q Group and H&Q California are owned as a result of their interest in Guaranty Finance. H&Q California owns 87.5 percent of Guaranty Finance. H&Q California is a wholly owned subsidiary of H&Q Group.

         Daniel H. Case III is director, Chairman and Chief Executive Officer of H&Q Group and H&Q California. Mr. Case beneficially owns 434,311 shares of the Company's Common Stock. In addition, his spouse beneficially owns 103,973 shares of the Company's Common Stock. In addition, shares beneficially owned by Guaranty Finance may be deemed to be beneficially owned by Mr. Case. The shares beneficially owned by Mr. Case include an aggregate of (i) 1,538 shares of Common Stock and (ii) 15,000 shares of Series B Preferred Stock (convertible into 16,800 shares of Common Stock) owned by Mr. Case prior to the purchase of the units by the reporting persons that resulted in the requirement that this filing be made.

         Donald Campbell is Chief Executive Officer of Guaranty Finance. Mr. Campbell beneficially owns an aggregate of 415,161 shares of the Company's Common Stock either directly, through his retirement account or through a family partnership. In addition, shares beneficially owned by Guaranty Finance may be deemed to be beneficially owned by Mr. Campbell. The shares beneficially owned by Mr. Campbell include the following securities acquired prior to the purchase of the units that resulted in the requirement that this filing be made: (i) 4,500 shares of Common Stock held in Mr. Campbell's name,
(ii) 14,500 shares of Series A Preferred Stock (convertible into 6,046 shares of Common Stock) held in Mr. Campbell's name, (iii) 39,690 shares of Series B Preferred Stock (convertible into 44,452 shares of Common Stock) held in Mr. Campbell's name, (iv) 923 shares of Common Stock held in Mr. Campbell's retirement account, (v) 40,000 shares of Series B Preferred Stock (convertible into 44,800 shares of Common Stock) held in Mr. Campbell's retirement account, and (vi) 2,442 shares of Common Stock held in a family partnership.

         On September 27, 1999, the reporting persons purchased units (as described above) in the following amounts: Guaranty Finance (26,666 units), Mr. Case (5,333 units), Mr. Case's spouse (1,333 units), Mr. Campbell (2,025 units) and Mr. Campbell's retirement account (1,975 units).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge and belief of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A.  Joint Filing Undertaking as required by Rule 13d-1(f).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 1999

HAMBRECHT & QUIST GUARANTY FINANCE, LLC

By: Donald M. Campbell
    -------------------------------------

Its:  Chief Executive Officer

HAMBRECHT & QUIST GROUP

By: Daniel H. Case III
    -------------------------------------

Its:  Chairman and Chief Executive Officer


HAMBRECHT & QUIST CALIFORNIA

By: Daniel H. Case III
    -------------------------------------

Its:  Chairman and Chief Executive Officer

Daniel H. Case III
----------------------------------------------------
Daniel H. Case III

Donald M. Campbell
----------------------------------------------------
Donald M. Campbell

                                  EXHIBIT INDEX


Exhibit A                Joint Filing Undertaking                Page 13